September 24, 2024

Brian Mackey
Chief Executive Officer
CPS Technologies Corp.
111 South Worcester Street
Norton, MA 02766

       Re: CPS Technologies Corp.
           Registration Statement on Form S-3
           Filed September 20, 2024
           File No. 333-282266
Dear Brian Mackey:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Thomas B. Rosedale, Esq.